UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Achari Ventures Holdings Corp. I

(Name of Issuer)

Common stock, par value $0.0001 per share (“Common Stock”)

(Title of Class of Securities)

00444X 200

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00444X 200

1	NAME OF REPORTING PERSONS Achari Sponsor Holdings I LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,500,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00444X 200

1	NAME OF REPORTING PERSONS Vikas Desai
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,500,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

See Item 4. On October 19, 2021, the Company consummated its initial public offering (the “IPO”) of 10,000,000 units (the “Units”). Each Unit consisted of one share of Common Stock and one redeemable warrant of the Company (“Warrant”), with each whole Warrant entitling the holder thereof to purchase three quarters of one share of Common Stock for $11.50 per share.

The figure in the tables refers to the Issuer’s shares of Common Stock issued in a private placement prior to the Issuer’s IPO. In February 2021, Achari Sponsor Holdings I LLC purchased 2,156,250 shares of Common Stock, or founder shares. In June 2021, the Issuer effected a 1.3333-for-1.0 stock split of its Common Stock, so that Achari Sponsor Holdings I LLC owned an aggregate of 2,875,000 founder shares. 375,000 shares of these founder shares were subsequently forfeited following the IPO due to the underwriters to the IPO not exercising their over-allotment option. Terms of these shares are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-258476) (the “Registration Statement”). Vikas Desai is the manager of Achari Sponsor Holdings I LLC, and as such has voting and investment discretion with respect to the Common Stock held of record by Achari Sponsor Holdings I LLC and may be deemed to have beneficial ownership of the Common Stock held directly by Achari Sponsor Holdings I LLC. Mr. Desai disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)

Excludes 7,133,333 shares of the Issuer’ Common Stock which may be purchased by exercising warrants that are not presently exercisable. Simultaneously with the October 19, 2021 closing of the IPO, pursuant to a private placement warrants purchase agreement, by and between Achari Sponsor Holdings I LLC and the Issuer, the Issuer completed the private sale of an aggregate of 7,133,333 warrants (the “Private Placement Warrants”).

(3)

Based on 12,500,000 shares of the Issuer’s Common Stock issued and outstanding as of November 26, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 26, 2021.

Item 1(a).	Name of Issuer

Achari Ventures Holdings Corp. I (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

60 Walnut Avenue, Suite 400

Clark, NJ 07066

Item 2(a).	Names of Persons Filing

Achari Sponsor Holdings I LLC and Vikas Desai (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the business office of each of the Reporting Persons is 60 Walnut Avenue, Suite 400, Clark, NJ 07066.

Item 2(c).	Citizenship

Achari Sponsor Holdings I LLC is a limited liability company formed in Delaware. Mr. Desai is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

00444X 200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On October 19, 2021, the Company consummated its IPO of 10,000,000 Units. Each Unit consisted of one share of Common Stock and one redeemable Warrant, with each whole Warrant entitling the holder thereof to purchase three quarters of one share of Common Stock for $11.50 per share.

In February 2021, Achari Sponsor Holdings I LLC purchased 2,156,250 shares of Common Stock, or founder shares. In June 2021, the Issuer effected a 1.3333-for-1.0 stock split of its Common Stock, so that Achari Sponsor Holdings I LLC owned an aggregate of 2,875,000 founder shares. 375,000 shares of these founder shares were subsequently forfeited following the IPO due to the underwriters to the IPO not exercising their over-allotment option. As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 2,500,000 shares of the Issuer’s Common Stock, representing 20.0% of the total of shares of Common Stock issued and outstanding. The terms of such shares of Common Stock are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement.

7,133,333 shares of the Issuer’ Common Stock which may be purchased by exercising warrants that are not presently exercisable have been excluded. Simultaneously with the October 19, 2021 closing of the IPO, pursuant to a private placement warrants purchase agreement, by and between Achari Sponsor Holdings I LLC and the Issuer, the Issuer completed the private sale of an aggregate of 7,133,333 Private Placement Warrants.

The percentage of the shares of Common Stock held by the Reporting Persons is based on 12,500,000 shares of Common Stock issued and outstanding as of November 26, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 26, 2021.

Achari Sponsor Holdings I LLC is the record holder of the shares reported herein. Vikas Desai is the manager of Achari Sponsor Holdings I LLC, and as such has voting and investment discretion with respect to the Common Stock held of record by Achari Sponsor Holdings I LLC and may be deemed to have beneficial ownership of the Common Stock held directly by Achari Sponsor Holdings I LLC. Mr. Desai disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 9, 2022

ACHARI SPONSOR HOLDINGS I LLC,
a Delaware limited liability company

By:	/s/ Vikas Desai
	Name:	Vikas Desai
	Title:	Managing Member

/s/ Vikas Desai
Vikas Desai

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT LIST

Exhibit A         Joint Filing Agreement, dated as of March 9, 2022